PROSPECTUS

                                2,297,950 SHARES

                                WESTERN BANCORP

                                  COMMON STOCK

    This Prospectus relates to the offer and sale from time to time by the holders (the "Selling Shareholders") thereof of up to 2,297,950 shares (the "Shares") of common stock, no par value ("Common Stock") of Western Bancorp (the "Company"). The Company is registering the Shares pursuant to the terms of the Standby Stock Purchase Agreements (the "Standby Stock Purchase Agreements") entered into in connection with the acquisition of Santa Monica Bank by and between the Company and certain holders of Common Stock. The registration of the Shares does not necessarily mean that any of the Shares will be offered and sold by the Selling Shareholders. See "Securities to be Offered" and "Plan of Distribution."

    The Common Stock is traded on the Nasdaq National
Market-Registered Trademark- under the symbol "WEBC."

    The Selling Shareholders from time to time may offer and sell the Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made directly or through agents.

    The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders but has agreed to bear certain expenses relating to registration of the Shares under Federal and state securities laws.

    The Selling Shareholders and any agents or broker-dealers that participate with the Selling Shareholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "Registration Rights" for indemnification arrangements between the Company and the Selling Shareholders.

                            ------------------------

        SEE "INVESTMENT CONSIDERATIONS" BEGINNING ON PAGE 4 FOR CERTAIN
         CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is June 15, 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's site is http://www.sec.gov. In addition, the Company's Common Stock is traded on the Nasdaq National Market-Registered Trademark- and similar information concerning the Company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006-1500.

    The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Shares, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

        a. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

        b. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

        c. The Company's Current Reports on Form 8-K dated February 11, 1998 and April 30, 1998 and on Form 8-K/A dated April 7, 1998.

        d. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 10 (File No. 2-85442).

    Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Shares to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

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
    Copies of all documents that are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Julius G. Christensen, Executive Vice President, General Counsel and Secretary, Western Bancorp, 4100 Newport Place, Suite 900, Newport Beach, California 92660, telephone number: (949) 863-2459.

    ALL REFERENCES TO THE "COMPANY" INCLUDE WESTERN BANCORP, THOSE ENTITIES OWNED OR CONTROLLED BY WESTERN BANCORP AND PREDECESSORS OF WESTERN BANCORP, UNLESS THE CONTEXT INDICATES OTHERWISE.

                                  THE COMPANY

    The Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and its principal business is to serve as a holding company for its banking subsidiaries, Southern California Bank ("SCB") and Santa Monica Bank ("SMB" and, together with SCB, the "Banks"). The Company was organized on May 20, 1983 as a California corporation and commenced operation as a bank holding company on June 18, 1984. At March 31, 1998, the Company had total assets, total securities, net loans, goodwill, total deposits and total shareholders' equity of approximately $2.1 billion, $257 million, $1.2 billion, $148 million, $1.8 billion and $285 million, respectively. The Company's principal business is to provide, through the Banks, financial services throughout Southern California. The Company has no industry segments other than banking. The Banks are full-service community banks offering a broad range of banking products and services, including accepting time and demand deposits, originating commercial, consumer and real estate loans, providing trust and escrow services and making other investments. On January 27, 1998, the Company acquired Santa Monica Bank (the "SMB Acquisition") through the merger of Santa Monica Bank with and into Western Bank, a wholly-owned subsidiary of the Company at that time. As part of the SMB Acquisition, the name of Western Bank was changed to "Santa Monica Bank." Upon the SMB Acquisition becoming effective, each share of common stock, $3.00 par value, of Santa Monica Bank (the "SMB Common Stock") issued and outstanding at the time was converted into the right to receive either (i) $28.00 in cash (the "Cash Consideration") or (ii) 0.875 shares of Common Stock (the "Stock Consideration"). Of the 7,084,244 shares of SMB Common Stock outstanding at the time of the SMB Acquisition, approximately
57.3 percent elected to receive the Cash Consideration, resulting in a payment of approximately $113,723,000 in the aggregate, and approximately 42.7 percent received the Stock Consideration, resulting in the issuance of approximately 2,646,000 shares of Common Stock.

    To fund a portion of the Cash Consideration paid in the SMB Acquisition, on January 27, 1998, the Company issued 2,327,550 shares of Common Stock (the "1998 Private Placement Shares") for $28.00 per share in a private placement (the "1998 Private Placement") exempt from registration under the Securities Act pursuant to Regulation D of the Securities Act. The 1998 Private Placement Shares were sold to certain "accredited investors" within the meaning of Rule 501(a) under the Securities Act, some of whom are officers, directors and/or shareholders of the Company (the "1998 Private Placement Investors"). The 1998 Private Placement was effected pursuant to the several Standby Stock Purchase Agreements entered into by and between the Company and the 1998 Private Placement Investors. Pursuant to the Standby Stock Purchase Agreements, the Company agreed to file under the Securities Act, by no later than May 27, 1998, a "shelf" registration statement providing for the registration of the 1998 Private Placement Shares.

    The Company has entered into an agreement to acquire the Bank of Los Angeles ("BKLA") pursuant to which shareholders of BKLA will receive 0.4224 shares of Common Stock for each share of BKLA's common stock (the "BKLA Acquisition"). BKLA is a California state chartered bank with approximately $275 million in total assets. Subject to regulatory and shareholder approvals, the BKLA Acquisition is expected to close in the fourth quarter of 1998, at which time the Company expects to issue approximately 2,400,000 shares of Common Stock in connection with the acquisition.

    The Company's principal executive offices are located at 4100 Newport Place, Suite 900, Newport Beach, California 92660, and its telephone number is (949) 863-2300.

                            SECURITIES TO BE OFFERED

    This Prospectus relates to the offer and sale from time to time by the Selling Shareholders of up to 2,297,950 shares of Common Stock. The Company is registering the Shares pursuant to the terms of the Standby Stock Purchase Agreements. The registration of the Shares does not necessarily mean that any of such Shares will be offered and sold by the Selling Shareholders.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds of the sale of Shares by the Selling Shareholders but has agreed to bear certain expenses relating to registration of the Shares under Federal and state securities laws.

                           INVESTMENT CONSIDERATIONS

    Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus and any applicable Prospectus Supplement before purchasing the Shares offered hereby.

FORWARD-LOOKING STATEMENTS MAY NOT PROVE ACCURATE

    When used or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, the words "anticipate," "estimate," "expect," "project," "believe" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions including those set forth below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected or projected. Several key factors that have a direct bearing on the Company's ability to attain its goals are discussed below.

COMPETITION

    The banking business in California generally, and in the Company's service area in particular, is highly competitive with respect to both loans and deposits and is dominated by a relatively small number of major financial institutions that have many offices operating throughout wide geographic areas. In addition, there are numerous other independent commercial banks and savings associations within the Company's primary service area, many of which have greater resources, greater capital and, in some cases, less stringent regulatory limitations. Certain of the Company's competitors may be better able to respond to changing capital and other regulatory requirements and may be better able to maintain or improve market share.

RAPID GROWTH

    The Company has experienced rapid growth in total assets, primarily due to several recent significant acquisitions. In the first of such acquisitions, the Company acquired Western Bank on September 30, 1996, thereby increasing its total assets, as of September 30, 1996, from approximately $80 million to approximately $490 million, an increase of 513%. In June 1997, the Company merged (the "CCB Merger") with California Commercial Bankshares ("CCB"), thereby acquiring National Bank of Southern California and increasing the Company's total assets from approximately $512 million at December 31, 1996 to approximately $860 million at June 30, 1997, an increase of 68%. As a result of the Company's merger (the "SCB Merger") with SC Bancorp, which was consummated on October 10, 1997, the Company's total assets increased from approximately $867 million at September 30, 1997 to $1.38 billion at December 31, 1997, an increase of 60%. Following the SMB Acquisition, as of March 31, 1998, the Company's total assets increased to $2.08 billion, an increase of approximately $700 million or 51% from $1.38 billion at December 31, 1997. Assuming the consummation of the BKLA Acquisition, the Company would add approximately $280 million of additional assets. The ability of the Company to operate effectively following this rapid growth will depend in part on its ability to integrate the operations of the recently acquired entities and its ability to attract and retain key personnel. If the integration of Western Bank, CCB, SCB, SMB and BKLA does not proceed as anticipated, the results of operations of the Company could be adversely affected. Also, there can be no assurance that the Company will be able to realize the operating efficiencies that the management of the Company expects to achieve through the CCB Merger, the SCB Merger, the SMB Acquisition and the BKLA Acquisition.

    In addition, due to the substantial size of these acquisitions, any comparison of financial data as of and for the time periods prior to such acquisitions may not be meaningful.

GENERAL BUSINESS RISK

    The business of the Company is subject to various business risks. The volume of loan originations is dependent upon demand for loans of the type originated and serviced by the Company. The level of consumer confidence, fluctuations in real estate values, fluctuations in prevailing interest rates and fluctuations in investment returns expected by the financial community could combine to make loans of the type originated by the Company less attractive. In addition, the Company may be adversely affected by other factors that could (a) increase the cost to the borrower of loans originated by the Company, (b) create alternative lending sources for such borrowers or (c) increase the cost of funds of the Company at rates faster than any increase in interest income, thereby narrowing its net interest rate margins. Although the Company also has seen continued improvement in loan demand consistent with overall market growth during the continued recovery of the Southern California economy, the increase in demand to date has not been sufficient to permit the Company fully to utilize new deposits to fund loans, and accordingly, the Company has maintained a significant portion of its funds in securities and federal funds sold. In addition, competition for loans has increased, and some lenders have shown a willingness to lend on terms that management of the Company is unwilling to match due to its credit philosophy. Management of the Company believes that loan demand will continue to improve, but there can be no assurance that there will be sufficient loan demand in the future that matches the Company's credit philosophy and keeps pace with increases in deposits such that the asset mix desired by the Company can be achieved and maintained. In addition, governmental interventions through elimination of tax benefits for home equity loans, regulation of an increased scope of loans or introduction of additional regulations aimed at mortgage loans could also adversely affect the business in which the Company is engaged.

    In the ordinary course of business, the Company is subject to claims made against it by borrowers, depositors and investors arising from, among other things, losses that are claimed to have been incurred as a result of (a) alleged breaches of fiduciary obligation, (b) alleged misrepresentations, errors or omissions by employees and officers (including appraisers), (c) alleged incomplete documentation or (d) alleged failure by the Company to comply with applicable laws and regulations. The Company believes that any liability with respect to any currently asserted claims or legal actions against the Company is not likely to be material to the consolidated financial position or results of operations of the Company; however, any claims asserted in the future may result in legal expense or liabilities that could have a material adverse effect on the financial positions and results of operations of the Company.

CONCENTRATION OF OPERATIONS; RECESSIONARY ENVIRONMENTS; DECLINE IN REAL ESTATE
  VALUES

    The business activities of the Company currently are focused in Southern California, with the majority of its business concentrated in Los Angeles and Orange counties. The business of the Company is expected to continue to be concentrated in Southern California for the foreseeable future. Although the Company intends to expand within Southern California, there can be no assurance when or if such expansion will take place. Consequently, the results of operations and financial condition of the Company are dependent upon general trends in the Los Angeles County, Orange County and Southern California economies and residential and commercial real estate markets. The risks to which the business of the Company is subject become more acute during an economic slow-down or recession such as that experienced during the recent California recession. During such periods, delinquencies and foreclosures generally increase and can result in increased numbers of, and larger, claims and legal actions and in a decline in demand for the services provided by the Company. In addition, a significant decline in market values of properties of the type that secure loans originated by the Company would reduce homeowners' equity in their homes and businesses' equity in their properties, thereby reducing their borrowing power and also weakening collateral coverage on loans made previously by the Company. Such a decline could also diminish the market for loans originated by the Company. Any of the foregoing could have a material adverse effect on the financial position and results of operations of the Company, and could have a greater adverse impact on the Company than on certain competitors that may have greater resources and capital. In addition, the concentration of the Company's operations in Los Angeles and Orange counties exposes the Company to greater risk than other banking companies with a wider geographic base in the event of catastrophes, such as earthquakes, fires and floods, in this region.

INTEREST RATE RISK

    It is expected that the Company, through the Banks, will continue to realize income primarily from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. There can be no assurance that the Company's interest rate risk will be minimized or eliminated. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on, and principal of, their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect the Company's net interest spread, asset quality, loan origination volume and overall results of operation.

SHARES ELIGIBLE FOR FUTURE SALE; DILUTION

    Shares of Common Stock eligible for future sale could have a dilutive effect on the market for Common Stock and could adversely affect market prices.

    As of March 31, 1998, the Restated Articles of Incorporation of the Company authorized 100,000,000 shares of Common Stock, of which 15,689,866 shares were outstanding. As of March 31, 1998, pursuant to the Company's stock option plans, options to purchase 408,245 shares of Common Stock with exercise prices of between $5.25 and $32.375 have been granted and 644,394 additional options are available to be granted to the Company's directors, officers and certain key employees. As of March 31, 1998, the Company also had outstanding warrants to purchase an additional 140,675 shares of Common Stock with exercise prices of between $13.77 and $16.83.

    It is the Company's intention to pursue acquisitions of other financial institutions from time to time where such acquisitions are believed by the Company to enhance shareholder value or satisfy other strategic objectives. Such acquisitions, if any, could be accomplished by the issuance of additional shares of Common Stock or other securities convertible into or exercisable for Common Stock. Sales of substantial amounts of Common Stock in connection with the issuance of shares in any future acquisition could adversely affect the market price of Common Stock.

    In addition, Hovde Capital, Inc., as a purported assignee of Financial Institution Partners, L.P. (collectively, "FIP"), has asserted a right under an agreement between FIP and CCB to purchase 266,659 additional shares of common stock of CCB at $6.75 per share and to an ongoing right of first refusal to maintain FIP's beneficial ownership interest in CCB. FIP seeks specific enforcement of this agreement, but does not in its complaint specify whether the common stock it believes it has the right to purchase is that of CCB or of the Company. Nor does FIP specify whether the number of shares it seeks to purchase or have a right of first refusal to purchase, if in Common Stock, is subject to adjustment in any way as a result of the CCB Merger. The Company has filed a motion for partial summary judgment against FIP's right of first refusal claim. That motion is pending. The Company has also filed a counterclaim against FIP and related persons. The management of the Company considers FIP's claims to be without merit and believes that FIP has no contractual right or current right of first refusal to purchase any shares of common stock of CCB or the Company. If, however, FIP were entitled to purchase 266,659 additional shares of Common Stock, the management of the Company estimates, for illustrative purposes, that the diluted shares outstanding, for the purpose of computing earnings per share, would have increased by approximately 2.5% for the quarter ended March 31, 1998, resulting in earnings per share dilution of approximately 2.4%.

REGULATION

    The operations of the Company are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of their respective operations. The Company believes that it is in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Because the business of the Company is highly regulated, the laws, rules and regulations applicable to the Company are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact the Company. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by the Company or otherwise adversely affect the business or prospects of the Company.

LIMITED MARKET FOR COMMON STOCK

    There is currently only a limited trading market for Common Stock, which was designated for quotation on the Nasdaq National Market-Registered Trademark- on June 3, 1997. There can be no assurance that an active trading market for Common Stock will develop, or if developed, will continue, or that shareholders of the Company will be able to resell their securities or otherwise liquidate their investment, if at all, without considerable delay or considerable impact on the sales price.

    There can be no assurance as to the market value of Common Stock, which market value may be significantly affected by various factors, including but not limited to announcements of expanded services by the Company or its competitors, acquisitions of related companies and variations in quarterly operating results, as well as by the dilutive effects of the matters described above in "--Shares Eligible for Future Sale; Dilution." The limited trading market for Common Stock may cause fluctuations in the market value of Common Stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market.

LACK OF MANAGING UNDERWRITER

    The Selling Shareholders may from time to time offer the Shares through underwriters, dealers or agents. Alternatively, the Shares may be sold from time to time by any of the Selling Shareholders directly to purchasers thereof. See "Plan of Distribution." If the sales of the Shares by the Selling Shareholders are not coordinated or controlled by a managing underwriter, the Company cannot be certain that the market for the Shares will be free from practices prohibited by Regulation M under the Exchange Act. In addition, certain Selling Shareholders may be deemed to be underwriters, as such term is defined by the Securities Act, and may therefore be subject to the restrictions on and liabilities of underwriters pursuant to the

Securities Act. Selling Shareholders will, during any distribution period, also be subject to the restrictions on their purchases and sales of Shares as set forth in Regulation M under the Exchange Act.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The authorized capital stock of the Company as of March 31, 1998 consists of 100,000,000 shares of Common Stock, of which 15,689,866 shares are issued and outstanding as of March 31, 1998 and 5,000,000 shares of serial preferred stock, no par value (the "Preferred Stock"), none of which is outstanding.

    The Preferred Stock may be divided into such number of series as the Board of Directors of the Company (the "Board") may determine. The Board is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board, within the limits and restrictions stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

    Holders of shares of Common Stock are entitled to one vote for each share of record on all matters voted upon by shareholders of the Company, except that in connection with the election of directors, shares may be voted cumulatively if notice of the intention to do so is given by a shareholder to the Company. Shares of Common Stock are not subject to redemption, conversion or sinking fund provisions. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights with respect to such shares. Holders of Common Stock are entitled to receive dividends declared by the Board out of funds legally available therefor under the laws of the State of California, subject to the rights of holders of any Preferred Stock that may be issued after the date hereof. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATION ON DIRECTORS' AND
  OFFICERS' LIABILITY

    Section 317 of the California General Corporation Law (the "CGCL") authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors, officers and employees in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article Five of the Company's Restated Articles of Incorporation provides for elimination of liability for monetary damages of its directors, and Article Six of the Company's Restated Articles of Incorporation and Article VI of the Company's Restated Bylaws provide for indemnification of its directors, officers, employees and other agents to the fullest extent permitted by the CGCL. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT

    The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

    As of March 31, 1998, there were 15,689,866 shares of Common Stock issued and outstanding. In addition, 1,000,000 shares of Common Stock have been reserved for issuance pursuant to the Company's stock option plans. As of March 31, 1998, pursuant to the Company's stock options plans, options to purchase 408,245 shares of Common Stock with exercise prices of between $5.25 and $32.375 have been granted and 644,394 additional options are available to be granted to the Company's directors, officers and certain key employees. As of March 31, 1998, the Company also had outstanding warrants to purchase an additional 140,675 shares of Common Stock with exercise prices of between $13.77 and $16.83.

    In certain circumstances, holders of Shares may elect to sell their shares in accordance with the exemptions provided by Rule 144 under the Securities Act rather than pursuant to this Prospectus. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned his or her shares for at least one year, as well as any persons who may be deemed "affiliates" of the Company (as defined in the Securities Act), would be entitled to sell within any three month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding number of shares or the average weekly trading volume of the shares during the four calendar weeks preceding each such sale. After shares are held for two years, a person who is not deemed an "affiliate" of the Company is entitled to sell such shares under Rule 144 without regard to the volume limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

    No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of Common Stock (including shares issued upon the exercise of options), or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

                              REGISTRATION RIGHTS

    The Company has filed the Registration Statement of which this Prospectus is a part pursuant to its obligations under the Standby Stock Purchase Agreements. The following summary does not purport to be complete and is qualified in its entirety by reference to the Standby Stock Purchase Agreements.

    Under the Standby Stock Purchase Agreements, the Company agreed, at its expense, to file under the Securities Act this Registration Statement. Pursuant to the Standby Stock Purchase Agreements, the Company also agreed to indemnify each Selling Shareholder and the officers and directors and each person who controls such Selling Shareholder against certain losses, claims, damages and expenses arising under the securities laws. In addition, each Selling Shareholder agreed to indemnify the Company, its directors, officers who sign this Registration Statement, and any person who controls the Company against certain other losses, claims, damages and expenses arising under the securities laws with respect to written information furnished to the Company by such Selling Shareholder.

                              SELLING SHAREHOLDERS

    The following table provides (i) the names of, and the number and percentage of shares of Common Stock beneficially owned by, each Selling Shareholder and
(ii) the number and percentage of shares of Common Stock beneficially owned by each Selling Shareholder upon completion of the offering and sale of the Shares (the "Offering"), assuming each Selling Shareholder sells all of his or her Shares pursuant to this Prospectus. The number of shares of Common Stock in the following table represents the number of shares of Common Stock each Selling Shareholder holds plus the number of options and warrants to purchase Common Stock that are exercisable within 60 days of May 22, 1998. The Selling Shareholders named below may have sold, transferred or otherwise disposed of all or a portion of their shares of Common Stock since the date on which they provided the information regarding their shares of Common Stock in transactions exempt from the registration requirements of the Securities Act.

    The Shares offered by this Prospectus may be offered from time to time by the Selling Shareholders named below and other Selling Shareholders named in supplements to this Prospectus:

                                                     BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                                   PRIOR TO THE OFFERING(1)                      AFTER THE OFFERING(1)
                                                 -----------------------------               -----------------------------
                                                 NUMBER OF     PERCENTAGE OF     NUMBER OF   NUMBER OF     PERCENTAGE OF
                                                 SHARES OF       SHARES OF        SHARES     SHARES OF       SHARES OF
                                                   COMMON      COMMON STOCK       OFFERED      COMMON      COMMON STOCK
                                                  STOCK(1)    OUTSTANDING(1)      HEREBY      STOCK(1)    OUTSTANDING(1)
                                                 ----------  -----------------  -----------  ----------  -----------------
Amalgamated Investments, L.P...................     267,600            1.7          67,600      200,000            1.3
Banc Fund III L.P.(2)..........................      43,453            0.3          11,607       31,846            0.2
Banc Fund III Trust(2).........................     133,190            0.8          35,575       97,615            0.6
Banc Fund IV, L.P.(2)..........................      49,390            0.3          12,977       36,413            0.2
Banc Fund IV Trust(2)..........................     166,111            1.1          43,641      122,470            0.8
Bay Pond Investors (Bermuda) L.P.(3)...........     212,899            1.4          67,840      145,059            0.9
Bay Pond Partners, L.P.(3).....................     443,152            2.8         137,800      305,352            1.9
Betsy Huizenga Trust(4)........................       4,597          *               1,750        2,847          *
Castle Creek Capital Partners Fund-I,
  L.P.(5)......................................   2,289,689           14.6         528,900    1,760,789           11.2
The Common Fund(3).............................      28,889            0.2           6,360       22,529            0.1
Cook Charitable Foundation(6)..................       4,150          *               4,150            0              0
Digange Family Trust(7)........................       4,450          *               4,450            0              0
John M. Eggemeyer(8)...........................   2,388,232           15.1           5,900    1,853,232           11.7
First Financial Fund, Inc.(3)..................     217,000            1.4         212,000        5,000          *
GAM Equity (#10) Inc.(9).......................      16,000            0.1          16,000            0              0
Greta Huizenga Trust(4)........................       4,597          *               1,750        2,847          *
Arnold C. Hahn(10).............................      12,272            0.1           4,700        7,572          *
B. Scott Hardt(11).............................      13,515            0.1           4,300        9,215            0.1
Heidi A. Huizenga(4)...........................       9,321            0.1           9,321            0              0
Keefe Offshore Fund Ltd.(9)....................     284,500            1.8         192,500       92,000            0.6
Keefe Partners, L.P.(9)........................     323,500            2.1         215,500      108,000            0.7
McKay Family Partnership(12)...................      77,946            0.5           2,000       75,946            0.5
Mutual Discovery Fund(13)......................     732,663            4.7          62,900      669,763            4.3
Mutual Discovery Securities Fund(13)...........      67,975            0.4          20,000       47,975            0.3
Mutual Financial Services Fund(13).............     473,621            3.0         446,000       27,621            0.2
Peter C. Cook Trust(6).........................      54,000            0.3           4,150       49,850            0.3
Peter H. Huizenga Testamentary Trust(4)........     111,244            0.7          25,179       86,065            0.5
Peter H. Huizenga, Jr. Trust(4)................       4,597          *               1,750        2,847          *
RDV Capital Management L.P.....................      85,894            0.5          50,600       35,294            0.2
Richard M. DeVos Jr. Annuity Trust.............       7,000          *               7,000            0              0
Robert L. McKay Revocable Trust(12)............     576,825            3.7          39,500      537,325            3.4
John Rose(14)..................................      35,545            0.2           5,900       29,645            0.2
William J. Ruh(15).............................      27,346            0.2           4,300       23,046            0.1
Hugh S. Smith(16)..............................      23,357            0.1           5,900       17,457            0.1
Thomas M. Tully Trust(17)......................       8,300            0.1           8,300            0              0
Timothy Dean Huizenga Trust(4).................       4,597          *               1,750        2,847          *
Tubergen Investment Trust......................      10,000            0.1          10,000            0              0
Matthew P. Wagner(18)..........................      48,886            0.3           9,500       39,386            0.3
The Walter Family Trust(19)....................       4,300          *               4,300            0              0
William Jacoby Family Trust(20)................     235,396            1.5           4,300      231,096            1.5

------------------------

  *  less than 0.1%.

 (1) Beneficial ownership has been calculated according to Rule 13d-3 under the Exchange Act.

 (2) Banc Funds Company L.L.C. ("BFC") acts as an investment adviser for Banc Fund III L.P., Banc Fund III Trust, Banc Fund IV, L.P. and Banc Fund IV Trust. BFC is an investment adviser registered with the Commission under
     Section 203 of the Investment Advisers Act of 1940, as amended. BFC, in its capacity as investment adviser, may be deemed to have beneficial ownership of shares of Common Stock that are owned by investment advisery clients of BFC. As of May 20, 1998, investment advisery clients of BFC own an aggregate of 392,144 shares of Common Stock and no such client is known to have ownership of more than five percent of outstanding Common Stock.

 (3) Wellington Management Company, LLP ("WMC") acts as an investment adviser to Bay Pond Investors (Bermuda) L.P., Bay Pond Partners, L.P., The Common Fund and First Financial Fund, Inc. WMC is an investment adviser registered with the Commission under Section 203 of the Investment Advisers Act of 1940, as amended. WMC, in its capacity as investment adviser, may be deemed to have beneficial ownership of shares of Common Stock that are owned by investment advisery clients of WMC. As of May 20, 1998, investment advisery clients of WMC own an aggregate of 928,685 shares of Common Stock, and no such client is known to have ownership of more than five percent of outstanding Common Stock.

 (4) Peter H. Huizenga is the Trustee of the Betsy Huizenga Trust, the Peter H. Huizenga Testamentary Trust, the Greta Huizenga Trust and the Peter H. Huizenga, Jr. Trust and has sole voting and investment power with respect to the 125,035 shares of Common Stock held therein. In addition, Mr. Huizenga beneficially owns 54,761 shares of Common Stock. Heidi A. Huizenga is the Trustee of the Timothy Dean Huizenga Trust and has sole voting and investment power with respect to the 4,597 shares of Common Stock held therein. In addition, Ms. Huizenga beneficially owns 9,321 shares of Common Stock.

 (5) Castle Creek Capital Partners Fund-I, L.P. (the "Fund") beneficially owns 2,256,132 shares of Common Stock and warrants to purchase 33,557 shares of Common Stock.

 (6) Peter C. Cook, Trustee of the Cook Charitable Foundation and the Peter C. Cook Trust, may be deemed to have beneficial ownership of the shares of Common Stock held therein.

 (7) Joseph J. Digange, Vice Chairman and a Director of SMB, beneficially owns 11,755 shares of Common Stock jointly with his wife as Trustees of the Digange Family Trust in addition to beneficially owning 1,925 shares of Common Stock held in IRA accounts and options to purchase 713 shares of Common Stock.

 (8) Mr. Eggemeyer, a Director of the Company, has direct beneficial ownership of 40,000 shares of Common Stock, options to purchase 588 shares of Common Stock and warrants to purchase 57,755 shares of Common Stock. Mr. Eggemeyer has or shares voting power and/or investment power through the Fund, of which he is a principal, with respect to 2,256,132 shares of Common Stock and warrants to purchase 33,557 shares of Common Stock. Mr. Eggemeyer disclaims any beneficial ownership of the shares of Common Stock held by the Fund except to the extent of his interest in the Fund.

 (9) Keefe Managers, Inc. ("Keefe") acts as an investment adviser for GAM Equity (#10) Inc., Keefe Offshore Fund Ltd. and Keefe Partners, L.P. Keefe is an investment adviser registered with the Commission under Section 203 of the Investment Advisors Act of 1940, as amended. Keefe, in its capacity as investment adviser, may be deemed to have beneficial ownership of shares of Common Stock that are owned by investment advisery clients of Keefe as a result of its power to vote and dispose of such shares of Common Stock. As of May 20, 1998, investment advisery clients of Keefe owned an aggregate of 750,582 shares of Common Stock and no such client is known to have ownership of more than five percent of outstanding Common Stock.

 (10) Mr. Hahn, an Executive Vice President of the Company, beneficially owns 2,278 shares of Common Stock directly, 4,700 shares of Common Stock held in an IRA account and options to purchase 5,294 shares of Common Stock.

 (11) Mr. Hardt, a Director of SMB, beneficially owns 10,182 shares of Common Stock and options to purchase 3,333 shares of Common Stock.

 (12) Robert L. McKay, a Director of the Company, beneficially owns 77,946 shares of Common Stock held in the McKay Family Partnership of which Mr. McKay is a General Partner. In addition, Mr. McKay beneficially owns 576,825 shares of Common Stock held in the Robert L. McKay Revocable Trust, options to purchase 455 shares of Common Stock and 111,111 shares of Common Stock in the McKay Charitable Remainder Trust.

 (13) The 1,297,183 shares of Common Stock beneficially owned by Franklin Mutual Advisors ("FMAI") are held by various investment advisery clients of FMAI, including Mutual Discovery Fund, Mutual Discovery Securities Fund and Mutual Financial Services Fund. FMAI has sole voting and investment power with respect to such shares of Common Stock. FMAI disclaims beneficial ownership of all such shares of Common Stock.

 (14) Mr. Rose beneficially owns 24,786 shares of Common Stock and warrants to purchase 10,759 shares of Common Stock.

 (15) Mr. Ruh is the President of WJR Corp., a member of Castle Creek Capital L.L.C., which is the General Partner of the Fund. Mr. Ruh beneficially owns 12,908 shares of Common Stock and warrants to purchase 14,438 shares of Common Stock.

 (16) Mr. Smith, Chairman of the Board of Directors of the Company, beneficially owns 22,644 shares of Common Stock directly and options to purchase 713 shares of Common Stock.

 (17) Thomas M. Tully beneficially owns 8,300 shares of Common Stock as Trustee of the Thomas M. Tully Trust in addition to beneficially owning 25,014 shares of Common Stock directly.

 (18) Mr. Wagner, President, Chief Executive Officer and a Director of the Company, beneficially owns 29,278 shares of Common Stock held in an IRA account and options to purchase 19,608 shares of Common Stock.

 (19) Dale E. Walter, a Director of the Company, beneficially owns 4,300 shares of Common Stock jointly with his wife as Trustees of The Walter Family Trust in addition to beneficially owning 7,058 shares of Common Stock directly and options to purchase 784 shares of Common Stock.

 (20) William H. Jacoby beneficially owns 235,396 shares of Common Stock as Trustee of the William Jacoby Family Trust in addition to beneficially owning options to purchase 3,333 shares of Common Stock and 6,435 shares of Common Stock subject to the Company's stock bonus plan.

    Information concerning the Selling Shareholders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary.

                              PLAN OF DISTRIBUTION

    This Prospectus relates to the offer and sale from time to time by the Selling Shareholders of up to 2,297,950 shares of Common Stock. The Company has registered the Shares for sale pursuant to the Standby Stock Purchase Agreements, but registration of such Shares does not necessarily mean that any of such Shares will be offered or sold by the Selling Shareholders.

    The Company will not receive any proceeds from the Offering by the Selling Shareholders. The Shares may be sold from time to time to purchasers directly by any of the Selling Shareholders. Alternatively, the Selling Shareholders may from time to time offer the Shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Shareholders and/or the purchasers of Shares for whom they may act as agent. The Selling Shareholders and any dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

    The distribution of the Shares also may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with any such underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or from purchasers of Shares for whom they may act as agents. Underwriters may sell Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

    At a time a particular offer of Shares is made, a Prospectus Supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Shareholders and any other required information. The Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

    In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

    The Shares may also be sold in one or more of the following transactions:
(a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable Nasdaq National Market-Registered Trademark- or stock exchange rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate.

                                    EXPERTS

    The consolidated financial statements of Western Bancorp and subsidiaries as of December 31, 1997 and 1996, and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Such report indicates that: (i) KPMG Peat Marwick LLP did not audit either the 1996 consolidated financial statements of California Commercial Bankshares or the 1996 consolidated financial statements of SC Bancorp, both of which were acquired during 1997 in mergers accounted for as poolings-of-interests. Such financial statements were audited by other auditors whose reports were furnished to KPMG Peat Marwick LLP, and KPMG Peat Marwick LLP's opinion, insofar as it relates to California Commercial Bankshares and SC Bancorp, is based solely on the reports of the other auditors;
(ii) The 1995 consolidated statements of operations, changes in shareholders' equity, and cash flows of Western Bancorp, prior to their restatement for the 1997 poolings-of-interests, were audited by other auditors;

(iii) The separate 1995 consolidated financial statements of California Commercial Bankshares and SC Bancorp included in the 1995 consolidated financial statements of Western Bancorp were audited by other auditors; and (iv) The combination of the consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1995, after restatement for the 1997 poolings-of-interest, has been audited by KPMG Peat Marwick LLP.

    The consolidated financial statements of the Company for the year ended December 31, 1995 have been incorporated by reference herein in reliance upon the report given thereto upon the authority of Vavrinek, Trine, Day & Co. (the successor to Dayton & Associates) as experts in accounting and auditing.

    The consolidated statement of financial condition of California Commercial Bankshares and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 1996 incorporated in this prospectus by reference from the Annual Report on Form 10-K, for the year ended December 31, 1997, of Western Bancorp (formerly Monarch Bancorp) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The consolidated balance sheet of SC Bancorp and subsidiary as of December 31, 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 1996 incorporated in this prospectus by reference from the Annual Report on Form 10-K, for the year ended December 31, 1997, of Western Bancorp (formerly Monarch Bancorp) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of Santa Monica Bank as of and for the years ended December 31, 1997 and 1996, incorporated by reference herein, have been audited by Arthur Andersen LLP, as indicated in their report thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

    The statements of operations, changes in stockholders' equity and cash flows, of Santa Monica Bank, for the year ended December 31, 1995 incorporated in this prospectus by reference from the Current Report on Form 8-K/A, dated April 7, 1998, of Western Bancorp (formerly Monarch Bancorp) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                               VALIDITY OF SHARES

    The validity of the Shares will be passed upon for the Company by Julius G. Christensen, Executive Vice President, General Counsel and Secretary of the Company.